Buenos Aires, August 9, 2013 - BBVA Frances (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated second quarter earnings for fiscal year

2013.

Highlights

•

BBVA Francés reached net income of AR$ 255.5 million as of June 30, 2013. Such result includes a loss due to the variation in public bonds valuation jointly with a higher tax charge as a consequence of the sell of bonds. In recurring terms, net income for the period was AR$ 415.9 million, increasing 29.7% and 27.6% compared to the same quarter of 2012 and the previous quarter, respectively.

•

In terms of activity, private sector loan portfolio totaled AR$ 31.5 billion, growing 32.7% compared to the same quarter of the previous year. Considering only volumes in pesos, the increase was 39%. Such rise was driven mainly by the expansion in consumer loans as well as the increase of loans to small-and-medium-sized companies.

•

As of June 30, 2013, the non-performing loan ratio reached 0.8%, with a coverage level of 240.16%. The effective risk policy implemented allows the Bank to continue being leader in the Argentine Financial System in terms of risk taken.

•	Total deposits grew 22.9% in annual terms, totaling AR$ 36.9 billion at the end of the second quarter of 2013, considering only peso-denominated deposits, it grew 27.5% in the same period.

•

BBVA Francés maintained high levels of liquidity and solvency. As of June 30, 2013 liquid assets (Cash and due from banks plus BCRA bills and notes) represented 30.5% of the Bank’s total deposits. The capital ratio reached 19.0% of weighted risk assets; with an excess of capital over the (BCRA) minimum regulatory requirements of AR$ 2.2 billion.

•

During June 2013, the Argentine Central Bank (BCRA) through its Communication “A” 5449 renewed for the second semester of the year the line of credit for the productive investment, including the possibility that the micro, small and medium size companies could allocate a 20% of the loan to finance working capital related to the productive investment to be made, maintaining the same general conditions of the previous communication; the reference is a minimum amount equal to 5% of private deposits as of May 2013, at an annual interest rate of 15.25% with a minimum term of 36 months.

Other Events

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On July 10, 2013, BBVA Francés and Consultatio signed a sale and purchase agreement, the Bank will acquire 23 of the 33 floors of the building to be constructed by Consultatio, where the “Torre BBVA” will be established. Such real estate project is the biggest project of corporate towers in the country and it is in the framework of the plan designed in 2010 by BBVA Francés of unification of its headquarters, currently distributed in ten buildings of Buenos Aires City. The aim is to have a building that allows the Bank to gather all personnel in the same area with the best constructive standard and the best habitat conditions, reaching a higher efficiency. It is important to point out that the building is projected under environmental and sustainability international standards and in accordance with the compromise of BBVA Group with the protection of the environment. The investment will be approximately AR$ 1.2 billion, and will have a payment timeline related to the progress of the work. The real estate development began construction recently and it considers concluding at the end of 2015. Such building will be on 815 L. Alem Avenue of Buenos Aires City.

•

On July 31, 2013, BBVA Francés placed the fourth issuance of its series of Negotiable Obligations, for a total amount of AR$ 250 million, with a high level of demand that exceed considerably the issuance amount.

•

During July, the BCRA issued the Communication “A” 5460, which gives broad protection to users of financial institutions and includes among other aspects, the regulations of fees and charges that financial institutions collect for the services given. Consequently, fees and charges should represent a real, direct and demonstrable cost and should have technique and economic justification. Such regulation will be effective on October 1, 2013.

•

On July 29, 2013, decree 1023/13 was issued; regulating partially the new Capital Markets’ Law No 26831, the correspondent regulation by the Buenos Aires Securities and Exchange Commission is still pending at this date.

Economic Environment

The economic activity gained momentum in the second quarter of 2013, as the Monthly Estimator of Economic Activity (EMAE for its acronym in Spanish), which is a monthly proxy for quarterly GDP, grew in April and May 1.8% (seasonally adjusted) with respect to the first quarter of 2013 and 8.9% (in the original series) in comparison with the second quarter of 2012. This better tone in economic activity is also reflected in the Monthly Industrial Estimator and in the Synthetic Index of Construction Activity which grew in April-May 1.2% and 1.5% (seasonally adjusted) compared to the previous quarter and 6.0% and 9.8% (in the original series) in comparison to the second quarter of 2012.

Inflation, as measured by the official Consumer Price Index for Greater Buenos Aires (which is used to calculate the CER adjustment for some sovereign bonds) increased by 2.3% in the second quarter of 2013, slightly below the 2.4% growth in the previous quarter, and 10.5% in the last twelve months.

The primary surplus of the national public sector was AR$ 3.1 billion during April and May, a 10% decrease compared to the same months last year.

The increase on primary public sector spending was 34.7% in annual terms, slightly higher than the increase in public sector revenues of 33.0%.

Interest payments increased by 31.4% annually and the total deficit reached AR$ 3.7 billion, a rise of 112.3% in relation to the same months of 2012. The items that contributed most to the increase in primary spending in the period were social security benefits, which grew 34.3%, public works 55.5%, and current expenditures 73.5%. Transfers to private sector showed a growth of only 20.4%. On the revenues side, tax collection increased by 30.1% in the same period.

In the external sector, the accumulated trade surplus in the second quarter of 2013 reached USD 3.6 billion, 12.0% lower than the one recorded in the second quarter of 2012. The performance of the trade balance is the result of total exports in the second quarter of 2013 of USD 23.545 million (-11.4%) and total imports of USD 19.901 million (17.1%).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 5.3850 per U.S. dollar on June 28, 2013, increasing 5.13% in comparison with the AR$ 5.1223 registered on March 27, 2013.

In the second quarter of 2013, the stock of international reserves of the Central Bank decreased by USD 3.4 billion to USD 37 billion on June 28, 2013. During the quarter, the Central Bank bought USD 1.6 billion in the FX market, in opposition to the previous quarter when it sold USD 258 million.

The Badlar interest rate for private banks increased 100 b.p. on the second quarter of 2013, as it averaged 15.9% compared to the 14.9% averaged on the first quarter of 2013.

Private sector loans in pesos decreased 0.2% in the second quarter of 2013 with respect to the first quarter of 2013, while private sector loans in dollars climbed by 1.7%.

Total deposits in pesos in the financial system decreased by 1.6% in the same period, and private sector deposits in pesos grew 10.1%. In contrast, private sector deposits in dollars decreased by 0.2%.

The Bank

BBVA Francés is part of BBVA Group since 17 years ago, a financial global group focused on clients, which work actively to offer a wide range of financial and non-financial products and services.

During the second quarter of 2013 BBVA Francés strengthened its strategy of being always present facing the client’s needs throughout its strategic alliances; principally Lanpass, continuing carry on commercial actions, such as the exchange of kilometers Lanpass for special products, in addition to the exchange for plane tickets already existing, benefits and installments without interest rate.

Besides, the credit cards “River” and “Xeneise”, linked to the sponsorship of the two most important soccer teams in Argentina, which have all the benefits of Bank’ cards and other exclusives, as installment to buy season tickets, discounts for both museums, raffles for the practice’ tickets, stalls for the soccer match and the possibility to take a picture in the field before the match.

Following with the project of developing the high income segment, the Bank added a new VIP space in Belgrano’s branch, opening the fifth space over a total of 25 projected for the year. Such spaces are differentiated sectors, in which the Bank creates an environment of privacy and comfort, which allows a more relaxing interaction between the client and its official, generating a closer and more familiar bond.

The Bank also opened a new attention’ center for companies in downtown, with the aim of optimizing the client attention of the middle and corporate segment, focused mainly in collecting operations.

BBVA Francés continues with its activities in the field of the Social Responsibility, sponsoring the second meeting of the year 2013, to discuss “The commonwealth economy and civil and social responsibility of companies and NGO”, which was organized in Italy by The Ecumenical Social Forum. On this opportunity the main speaker was Professor Dr. Stefano Zamagni, a prestigious professor of political economy and ex-consultant of the Pontifical Council on Justice and Peace of the Vatican. The meeting was attending by business leaders, public officials and community leaders.

Presentation of Financial Information

•	Foreign currency balances as of June 30, 2013 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 5.3852/ US$).

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S.A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

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Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except income per share, ADS and perce	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Net Financial Income	960,412	1,101,246	916,735	–12.8%	4.8%
Provision for loan losses	(114,533)	(94,100)	(18,434)	21.7%	521.3%
Net income from services	607,768	544,674	437,969	11.6%	38.8%
Administrative expenses	(938,454)	(912,529)	(720,297)	2.8%	30.3%
Operating income	515,193	639,291	615,973	–19.4%	–16.4%
Income (Loss) from equity investments	25,396	13,891	17,524	82.8%	44.9%
Income (Loss) from Minority interest	(13,725)	(12,476)	(9,601)	10.0%	43.0%
Other Income/Expenses	(4,062)	(15,989)	(82,885)	–74.6%	–95.1%
Income tax and Minimum Presumed Tax	(267,339)	(280,565)	(210,158)	–4.7%	27.2%
Net income for the period	255,463	344,152	330,853	–25.8%	–22.8%
Net income per share (2)	0.48	0.64	0.62	–25.8%	–22.8%
Net income per ADS (3)	1.43	1.92	1.85	–25.8%	–22.8%

(1)	Exchange rate: AR$ 5,3852 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

As of June 30, 2013, BBVA Francés reached a net income of AR$ 255.5 million. Such result includes a loss of AR$ 139.8 million for the variation in public bonds valuations and the higher effective income tax rate due to the sell of part of the portfolio of Bonar XIV.

In recurring terms, net income for the period totaled AR$ 415.9 million.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA

    06/30/13

in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	1,100,175	(139,763)	960,412
Provision for loan losses	(114,533)	—	(114,533)
Net income from services	607,768	—	607,768
Administrative expenses	(938,454)	—	(938,454)
Operating income	654,956	(139,763)	515,193
Income (loss) from equity investments	25,396	—	25,396
Income (Loss) from Minority interest	(13,725)	—	(13,725)
Other Income/Expenses	(4,062)	—	(4,062)
Income tax and Minimum Presumed Tax	(246,694)	20,645	(267,339)
Net income for the period	415,871	(119,117)	255,463

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
in thousands of pesos	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Net Financial Income	1,100,175	1,052,189	909,165	4.6%	21.0%
Provision for loan losses	(114,533)	(94,100)	(18,434)	21.7%	521.3%
Net income from services	607,768	544,674	437,969	11.6%	38.8%
Administrative expenses	(938,454)	(912,529)	(720,297)	2.8%	30.3%
Operating income	654,956	590,234	608,403	11.0%	7.7%
Income (Loss) from equity investments	25,396	13,891	17,524	82.8%	44.9%
Income (Loss) from Minority interest	(13,725)	(12,476)	(9,601)	10.0%	43.0%
Other Income/Expenses	(4,062)	(15,989)	(82,885)	–74.6%	–95.1%
Income tax and Minimum Presumed Tax	(246,694)	(249,652)	(212,741)	–1.2%	16.0%
Net income for the period	415,871	326,008	320,700	27.6%	29.7%

BBVA Francés reached a recurring gain at the end of June 2013 of AR$ 415.9 million, exceeding 29.7% and 27.6% the net income for the quarters ending on June 30, 2012 and March 31, 2013, respectively.

Net financial income grew 21.0% compared to the same quarter of 2012 and 4.6% compared to the previous quarter.

Provision for loan losses registered an increase, both compared to the same quarter a year ago and to the previous quarter. It is important to mention that as of June 30, 2012 the Bank made an adjustment to cyclical provisions, in accordance with the Bank’s internal provisioning policy, resulting in a decrease of the charge. The rise related to the previous quarter is mainly due to the increase in non-performing loans, and a higher volume of lending.

Net income from services increased 38.8% and 11.6% compared to the quarters ended on June 30, 2012 and March 31, 2013, respectively.

Administrative expenses grew 30.3% compared to the same quarter of 2012, while it maintained a similar level than in the previous quarter.

Other/income expenses registered a loss of AR$ 4.1 million during the quarter, it is important to mention that the figures of the second quarter of 2012 included charges on provisions for other contingencies, the impact of the new salary agreement signed with the labor union over unused vacation days and the adjustment of seniority bonus awards.

Main figures

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Return on Average Assets (1)	2.1%	3.0%	3.3%	–29.3%	–35.9%
Return on Average Shareholders’ Equity	18.2%	26.0%	31.0%	–29.7%	–41.1%
Net fee Income as a % of Recurrent Operating Income	35.6%	34.1%	32.5%	4.3%	9.5%
Net fee Income as a % of Administrative Expenses	64.8%	59.7%	60.8%	8.5%	6.5%
Adm. Expenses as a % of Recurrent Operating Income (2)	54.9%	57.1%	53.5%	-3.8%	2.8%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income originated in the intermediation with the private sector, has supported the increase of the net interest margin, based mainly on an efficient asset price management, a good mix of liabilities and a higher volume of lending. Such incomes grew 37.3% compared to the same quarter of 2012 and 8.5% compared to the previous quarter.

Income from securities and short term investments includes non-recurring income originated by variations in the valuation of public securities. Such results totaled a loss of AR$ 139.8 million during the quarter and gains of AR$ 7.6 and of AR$ 49.1 million compared to the quarters ended on June 30, 2012 and March 31, 2013, respectively.

Net financial income

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12

Net financial income	960,412	1,101,246	916,735	–12.8%	4.8%
Net income from financial intermediation	819,274	755,158	596,770	8.5%	37.3%
CER adjustment	28,106	38,774	33,110	–27.5%	–15.1%
Income from securities and short term investments	–28,307	175,669	158,648	–116.1%	–117.8%
Interest on Government guaranteed loans	432	2,200	1,598	–80.4%	–73.0%
Foreign exchange difference	82,857	55,674	49,746	48.8%	66.6%
Others	58,050	73,771	76,863	–21.3%	–24.5%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

Income from securities and short-term investments

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Income from securities and short-term investments	–28,307	175,669	158,648	–116.1%	–117.8%
Holdings booked at fair value	(116,603)	97,804	56,160	–219.2%	–307.6%
Bills and Notes from the Central Bank	92,888	77,584	105,724	19.7%	–12.1%
Other fixed income securities	(4,593)	280	(3,236)	–1739.4%	41.9%
CER adjustment	28,127	38,809	33,152	–27.5%	–15.2%

Net Income from Services

Net income form services raised 38.8% compared to the same quarter a year ago, mainly due to higher consumption with credit cards and an increase in fees originated by PSA Finance, partially offset by the higher fees paid for promotions, especially those related to the Lanpass program.

Similar behavior showed the performance of fees compared to the previous quarter.

Net income from services

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Net income from services	607,768	544,674	437,969	11.6%	38.8%
Service charge income	816,289	743,348	593,947	9.8%	37.4%
Service charges on deposits accounts	168,936	158,522	141,596	6.6%	19.3%
Credit cards and operations	307,562	270,456	213,034	13.7%	44.4%
Insurance	79,554	75,231	62,160	5.7%	28.0%
Capital markets and securities activities	15,126	21,188	4,906	–28.6%	208.3%
Fees related to foreign trade	21,022	20,153	18,108	4.3%	16.1%
Other fees	224,089	197,797	154,142	13.3%	45.4%
Services Charge expense	(208,520)	(198,674)	(155,978)	5.0%	33.7%

Administrative Expenses

Administrative expenses reflected an increase of 30.3% compared to the second quarter of 2012 and 2.8% compared to the previous quarter.

Compared to the same quarter of 2012 personnel expenses grew 29.3%, reflecting mainly the salary increase and a higher number of employees.

Meanwhile, general expenses grew 31.7% in the same period, mainly because of higher taxes consequence of the increase in the activity volume and a change in proportional tax rates, an increase in advertisement expenses, such as the sponsorship of

River Plate since July 2012 and the effects of price rises and a change in the edge.

In the last three months, personnel expenses grew 5.2%, whereas general expenses remained stable.

As of June 30, 2013, the Bank and its subsidiaries had 5,177 employees. The branch office network totaled 273 offices, including 244 consumer branch offices and 29 branch offices specializing in the middle-market segment. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 11 in-company branches and 2 point of sale outlets, 654 ATM’s and 701 quick deposit boxes (“QDBs”).

Administrative expenses

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30 -13	03-31-13	06-30 -12	03-31-13	06-30-12
Administrative expenses	(938,454)	(912,529)	(720,297)	2.8%	30.3%
Personnel expenses	(547,346)	(520,289)	(423,336)	5.2%	29.3%
Electricity and Communications	(17,857)	(19,066)	(14,981)	–6.3%	19.2%
Advertising and Promotion	(36,859)	(46,867)	(28,444)	–21.4%	29.6%
Honoraries	(14,069)	(14,301)	(10,794)	–1.6%	30.3%
Taxes	(69,794)	(76,137)	(56,888)	–8.3%	22.7%
Organization and development expenses	(11,989)	(11,273)	(9,623)	6.4%	24.6%
Amortizations	(24,213)	(22,701)	(19,503)	6.7%	24.2%
Other	(216,327)	(201,895)	(156,728)	7.1%	38.0%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 4.1 million during the second quarter of 2013. As previously mentioned during the quarter ended June 30, 2012 a loss was registered, originated by the provisions for other contingencies, the impact of the new salary agreement signed with the labor union over unused vacation days and the adjustment of seniority bonus awards.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the second quarter of 2013, a gain of AR$ 25.4 million was recorded, mainly due to the sale of Consolidar ART and BBVA Francés’ stake in Rombo Compañía Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury decreased compared to the same quarter of 2012 and to the previous quarter, mainly due to the sale of part of the portfolio.

The Bank’s portfolio of BCRA bills and notes also registered a decreased during the period under analysis, mainly due to the liquidity management implemented, in order to maximize profitability.

As of June 30, 2013, public sector National treasure assets represented 3.0% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 4.6% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National treasury through public securities, guaranteed loans and trust, as well as the BCRA’s bills and notes.

Exposure to the Public Sector

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Public Sector - National Government	1,496,825	1,894,425	1,973,906	–21.0%	–24.2%
Public Sector Loans	74,850	39,314	32,021	90.4%	133.8%
Total bond portfolio	1,248,874	1,679,129	1,769,283	–25.6%	–29.4%
Holdings book at fair value	1,208,677	1,647,321	1,744,902	–26.6%	–30.7%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Other government bonds	40,033	31,644	24,217	26.5%	65.3%
Trustees	173,292	176,173	172,788	–1.6%	0.3%
Allowances	(191)	(191)	(186)	0.0%	2.7%
Bills and Notes from Central Bank	3,149,269	2,641,160	3,994,977	19.2%	–21.2%
Own portfolio	2,242,356	1,777,436	3,594,504	26.2%	–37.6%
Reverse repo w /Central Bank	(906,913)	(863,724)	(400,473)	5.0%	126.5%

Total exposure to the Public Sector	4,646,094	4,535,585	5,968,883	2.4%	–22.2%

Total exposure to the Public Sector without repos	3,739,181	3,671,861	5,568,410	1.8%	–32.9%

Loan Portfolio

As of June 30, 2013 the private sector loan portfolio totaled AR$ 31.5 billion, growing 32.7% in the last twelve months and 5.5% during the quarter.

Compared to the same quarter of 2012, the growth was AR$ 7.8 billion, 55% corresponded to higher finances for consumption, 25% to loans for small and medium size companies and 19% to finance large corporations.

In the retail segment, the increase in credit cards, personal loans and car loans drove such expansion.

In the commercial segment, the small and medium size companies increased its portfolio mainly due to the rise in discounted documents, leasing and commercial loans, whereas finances to large corporations were supported by the increase in advances and other loans.

Compared to the previous quarter, the retail segment portfolio registered a similar behavior than the previous quarter, while commercial loans showed a decrease in advances.

Net loans

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Private & Financial sector loans	31,507,786	29,876,637	23,738,521	5.5%	32.7%
Advances	6,126,895	6,402,371	3,933,575	–4.3%	55.8%
Discounted and purchased notes	4,249,685	4,041,005	3,540,496	5.2%	20.0%
Consumer Mortgages	1,008,506	908,456	705,128	11.0%	43.0%
Car secured loans	3,027,994	2,710,364	1,964,630	11.7%	54.1%
Personal loans	5,380,992	5,019,563	4,177,846	7.2%	28.8%
Credit cards	5,459,976	4,888,590	3,773,470	11.7%	44.7%
Loans to financial sector	1,299,317	1,183,685	1,122,126	9.8%	15.8%
Other loans	4,984,929	4,689,035	4,536,017	6.3%	9.9%
Unaccrued interest	(76,992)	(76,318)	(55,622)	0.9%	38.4%
Adjustment and accrued interest & exchange differences receivable	665,375	680,557	503,844	–2.2%	32.1%
Less: Allowance for loan losses	(618,891)	(570,671)	(462,989)	8.4%	33.7%
Loans to public sector	74,850	39,314	32,021	90.4%	133.8%
Loans to public sector	45,692	11,556	8,571	295.4%	433.1%
Adjustment and accrued interest & exchange differences receivable	29,158	27,758	23,450	5.0%	24.3%

Net total loans	31,582,636	29,915,951	23,770,542	5.6%	32.9%

Asset Quality

The BBVA Francés’ effective risk policy has allowed it to continue being leader in terms of asset quality, despite a slight deterioration in the ratios.

As of June 30, 2013, the asset quality ratio (non-performing loans/total loans) was 0.8%, while the coverage ratio (provisions/non-performing loans) reached 240.16%.

Compared to both, the same quarter of 2012 and to the previous quarter, the higher ratio is due to a rise of non- performing loans as well as an increase in the performing portfolio.

Asset quality ratios

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Non-performing loans (1)	257,698	222,118	172,369	16.0%	49.5%
Allowance for loan losses	(618,891)	(570,671)	(462,989)	8.4%	33.7%
Non-performing loans/net total loans	0.80%	0.73%	0.71%	9.8%	12.5%
Non-performing private loans/net private loans	0.80%	0.73%	0.71%	10.0%	12.6%
Allowance for loan losses/non-performing loans	240.16%	256.92%	268.60%	–6.5%	–10.6%
Allowance for loan losses/net total loans	1.92%	2.47%	1.91%	–22.3%	0.6%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12

Balance at the beginning of the quarter	574,476	527,307	483,098	8.9%	18.9%
Increase / decrease	114,533	94,100	18,434	21.7%	521.3%
Provision increase / decrease - Exchange rate difference	1,185	1,221	1,400	–2.9%	15.4%
Decrease	(67,152)	(48,152)	(36,409)	39.5%	84.4%
Balance at the end of the quarter	623,042	574,476	466,523	8.5%	33.6%

Deposits

Total deposits reached AR$ 36.9 billion as of June 30, 2013, showing an increase of 22.9% and 5.6% compared to the same quarter of 2012 and to the previous quarter, respectively.

In annual terms, both time deposits as well as sight accounts registered growth, increasing 32.1% and 18.1%, respectively.

It is noteworthy that in the last twelve months; peso-denominated deposits grew 27.6%; with a better performance for time deposits, which grew 36.6%, whereas sight accounts grew 22.1%.

Deposits denominated in foreign currency registered a decrease of 10.5% compared to the last twelve months and remained at the same level compared to the previous quarter. By the end of June 30, 2013 deposits denominated in foreign currency reached AR$ 3.3 billion (equivalent to US$ 0.6 billion), representing 8.8% of the Bank’s total deposits.

Compared to the previous quarter, total deposits grew 5.6%, growing a 5.8% sight accounts and 4.9% current accounts.

Total deposits

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Total deposits	36,900,771	34,949,582	30,017,872	5.6%	22.9%

Current accounts	9,768,880	9,809,736	8,369,667	–0.4%	16.7%
Peso denominated	9,763,908	9,805,344	8,366,575	–0.4%	16.7%
Foreign currency	4,972	4,392	3,092	13.2%	60.8%
Saving accounts	10,900,303	9,732,679	9,136,299	12.0%	19.3%
Peso denominated	8,887,041	7,782,496	6,912,868	14.2%	28.6%
Foreign currency	2,013,262	1,950,183	2,223,431	3.2%	–9.5%
Time deposits	15,507,405	14,779,514	11,736,105	4.9%	32.1%
Peso denominated	14,405,877	13,651,935	10,548,663	5.5%	36.6%
CER adjusted time deposits	907	814	1,052	11.4%	–13.8%
Foreign currency	1,100,621	1,126,765	1,186,390	–2.3%	–7.2%
Investment Accounts	5,420	6,454	143,864	–16.0%	–96.2%
Peso denominated	5,420	6,454	143,864	–16.0%	–96.2%
Other	718,763	621,199	631,937	15.7%	13.7%
Peso denominated	569,896	468,865	392,538	21.5%	45.2%
Foreign currency	148,867	152,334	239,399	–2.3%	–37.8%
Rescheduled deposits + CEDROS (*)	20,341	23,384	31,665	–13.0%	–35.8%
Peso denominated	20,341	23,384	31,665	–13.0%	–35.8%

Total deposits + Rescheduled deposits & CEDROS	36,921,112	34,972,966	30,049,537	5.6%	22.9%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

Other funding sources totaled AR$ 1.2 billion as of June 30, 2013, decreasing 19.7% compared to the same quarter of 2012 and growing 15.3% compared to the previous quarter.

In the last twelve months, negotiable obligations were issued by the Bank and by PSA Finance, on the other hand some series matured. Besides dollar funding decreased.

From April to June lines from other banks grew 31.7% while senior bonds maintained the same level. Of the total senior bonds, AR$ 385.1 million correspond to those issued by PSA Finance and the rest to the second issuance of BBVA Francés for AR$ 148.9 million.

9.1% of the balances shown in the table below were denominated in foreign-currency at the end of the second quarter of 2013.

Other funding sources

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Lines from other banks	664,020	504,698	866,984	31.6%	–23.4%
Senior Bonds	533,967	533,967	624,093	0.0%	–14.4%

Total other funding sources	1,197,987	1,038,665	1,491,077	15.3%	–19.7%

Capitalization

By the end of the second quarter of 2013, the Bank’s total shareholder’s equity totaled AR$ 5.7 billion,

while the excess over BCRA Minimum Capital Requirements was AR$ 2.1 billion. On the same date, the capital ratio reached 19.0% of assets adjusted to risk.

Capitalization

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	4,099,568	2,835,889	2,835,889	44.6%	44.6%
Unappropriated retained earnings	599,615	1,607,831	571,371	–62.7%	4.9%

Total stockholders’ equity	5,731,551	5,476,088	4,439,628	4.7%	29.1%

Central Bank Requirements

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Central Bank Minimum Capital Requirements	3,765,368	3,762,464	2,873,914	0.1%	31.0%
Central Bank Minimum Capital Requirements (a, b)	3,655,086	3,655,086	2,776,111	0.0%	31.7%
Market Risk	—	—	—	—	—
Increase in capital requirements related to custody	110,282	107,378	97,803	2.7%	12.8%
a) Central Bank Minimum Capital Requirements	3,350,519	3,273,457	2,776,111	2.4%	20.7%
Allocated to Asset at Risk	2,553,222	2,509,619	1,859,838	1.7%	37.3%
DCR (derivative conterparter risk)	9,131	9,726	143,766	–6.1%	–93.6%
Allocated to Immobilized Assets	—	—	328,323	—	–100.0%
Interest Rate Risk	—	—	69,790	—	–100.0%
Loans to Public Sector and Securities in Investment	—	—	70,563	—	–100.0%
Market Risk	26,073	35,970	303,831	–27.5%	–91.4%
Operational Risk	762,093	718,142	—	6.1%	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	441,128	429,511	400,000	2.7%	10.3%
5% of the securities in custody and book-entry notes	441,128	429,511	400,000	2.7%	10.3%
Bank Capital Calculated under Central Bank Rules	5,895,100	5,569,825	4,514,101	5.8%	30.6%
Ordinary Capital Level 1	5,658,932	5,353,653	—	5.7%	—
Dedusctions Ordinary Capital Level 1	(124,578)	(125,613)	—	–0.8%	—
Capital Level 2	360,746	341,785	—	5.5%	—
Core Capital	—	—	3,868,256	—	–100.0%
Minority Interest	—	—	205,899	—	–100.0%
Supplemental Capital	—	—	542,754	—	–100.0%
Deductions	—	—	(102,808)	—	–100.0%
Excess over Required Capital	2,129,732	1,807,361	1,640,187	17.8%	29.8%
Capital Ratio (Central Bank rules)	19.0%	18.3%	17.7%	4.0%	7.7%
Excess over Required Capital as a % of Shareholders’ Equity	37.2%	33.0%	36.9%	12.6%	0.6%

Additional Information

	Quarter ended			Δ% quarter ended 06/30/13 vs quarter ended
(in thousands of pesos except percentages)	06-30-13	03-31-13	06-30-12	03-31-13	06-30-12
Exchange rate	5.39	5.12	4.53	5.1%	19.0%
Quarterly CER adjustment	2.12%	2.78%	2.59%	–23.9%	–18.2%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss second quarter earnings will be held on Monday, August 12, 2013, at 10:00 AM New York time – 11.00 AM Buenos Aires time. If you are interested in participating, please dial (888)-203-1112 within the U.S. or +1 719-457-0820 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 1033752.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 int. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Paula Bennati

Investor Relations

(5411) 4348-0000 int. 25917

paula.bennati@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	06-30-13	03-31-13	12-31-12	06-30-12
Cash and due from banks	8,092,656	7,575,577	8,614,801	6,363,409
Government and Private Securities	4,415,878	4,317,366	4,056,904	5,760,412
Holdings booked at fair value	1,229,597	1,647,321	1,829,927	1,744,902
Holdings booked at amortized cost	164	164	164	164
Reverse repo w/Central Bank		—	—	—
Listed Private Securities	37,039	28,912	25,325	20,555
Bills and Notes from the Central Bank	3,149,269	2,641,160	2,201,676	3,994,977
Less: Allowances	(191)	(191)	(188)	(186)
Loans	31,582,636	29,915,951	28,467,198	23,770,542
Loans to the private & financial sector	31,507,786	29,876,637	28,432,131	23,738,521
Advances	6,126,895	6,402,371	5,097,179	3,933,575
Discounted and purchased notes	4,249,685	4,041,005	4,240,993	3,540,496
Secured with mortgages	1,008,506	908,456	877,775	705,128
Car secured loans	3,027,994	2,710,364	2,479,398	1,964,630
Personal loans	5,380,992	5,019,563	4,772,798	4,177,846
Credit cards	5,459,976	4,888,590	4,729,243	3,773,470
Loans to financial sector	1,299,317	1,183,685	1,263,224	1,122,126
Other loans	4,984,929	4,689,035	4,921,690	4,536,017
Less: Unaccrued interest	(76,992)	(76,318)	(73,413)	(55,622)
Plus: Interest & FX differences receivable	665,375	680,557	647,101	503,844
Less: Allowance for loan losses	(618,891)	(570,671)	(523,857)	(462,989)
Public Sector loans	74,850	39,314	35,067	32,021
Principal	45,692	11,556	8,956	8,571
Plus: Interest & FX differences receivable	29,158	27,758	26,111	23,450
Other banking receivables	1,880,738	1,241,745	700,925	1,161,129
Repurchase agreements	954,628	371,392	—	400,769
Unlisted private securities	2,994	2,732	15,973	3,663
Unlisted Private securities: Trustees	—	—	—	—
Other banking receivables	927,267	871,426	688,402	760,231
Less: provisions	(4,151)	(3,805)	(3,450)	(3,534)
Investments in other companies	184,971	168,887	154,974	126,097
Intangible assets	113,708	112,033	117,331	95,619
Organization and development charges	113,708	112,033	177,331	95,619
Other assets	2,985,422	2,710,394	2,575,343	2,211,690

Total Assets	49,256,009	46,041,953	44,687,476	39,488,898

Deposits	36,921,112	34,972,966	34,165,358	30,049,537
Current accounts	9,768,880	9,809,736	10,157,141	8,369,667
Saving accounts	10,900,303	9,732,679	9,803,893	9,136,299
Time deposits	15,507,405	14,779,514	13,555,151	11,736,105
Investment Accounts	5,420	6,454	6,929	143,864
Rescheduled deposits CEDROS	20,341	23,384	28,523	31,665
Other deposits	718,763	621,199	613,721	631,937
Other banking Liabilities	4,516,463	3,275,616	3,285,123	3,483,361
Other provisions	604,264	577,224	558,605	489,715
Other contingencies	603,606	576,739	558,125	489,248
Guarantees	658	485	480	467
Other liabilities	1,346,114	1,617,280	1,436,150	935,564
Minority interest	136,505	122,779	110,304	91,093

Total Liabilities	43,524,458	40,565,865	39,555,540	35,049,270

Total Stockholders’ equity	5,731,551	5,476,088	5,131,936	4,439,628

Total liabilities + stockholders’ equity	49,256,009	46,041,953	44,687,476	39,488,898

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	06-30-13	03-31-13	12-31-12	06-30-12
Financial income	1,663,920	1,739,415	1,549,630	1,360,177
Interest on Cash and Due from Banks	—	54	—	—
Interest on Loans Granted to the Financial Sector	72,097	69,421	66,921	59,534
Interest on Overdraft	282,638	260,372	225,872	149,897
Interest on Discounted and purchased notes	169,667	164,617	159,626	114,702
Interest on Mortgages	37,215	35,731	32,655	28,404
Interest on Car Secured Loans	140,853	129,754	120,125	95,012
Interest on Credit Card Loans	232,856	198,617	177,725	156,795
Interest on Financial Leases	56,477	49,812	44,490	38,740
Interest on Other Loans	519,844	474,708	459,841	388,472
From Other Banking receivables	9,644	9,288	9,467	8,297
Interest on Government Guaranteed Loans Decree 1387/01	432	2,200	1,969	1,598
Income from Securities and Short Term Investments	(28,307)	175,669	127,312	158,648
Net Income from options	—	—	—	(766)
CER	28,127	38,809	34,189	33,152
Foreign exchange difference	82,857	55,674	43,793	49,746
Other	59,520	74,689	45,645	77,946
Financial expenses	(703,508)	(638,169)	(582,978)	(443,442)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(3,445)	(3,154)	(3,019)	(2,661)
Interest on Time Deposits	(510,314)	(461,108)	(426,816)	(321,882)
Interest on Other Banking Liabilities	(56,917)	(52,900)	(49,824)	(38,221)
Other interests (includes Central Bank)	(1,563)	(1,415)	(1,238)	(490)
CER	(21)	(35)	(34)	(42)
Bank Deposit Guarantee Insurance system mandatory contributions	(15,279)	(14,661)	(13,745)	(13,003)
Mandatory contributions and taxes on interest income	(114,499)	(103,978)	(87,722)	(66,826)
Other	(1,470)	(918)	(580)	(317)
Net financial income	960,412	1,101,246	966,652	916,735
Provision for loan losses	(114,533)	(94,100)	(100,226)	(18,434)
Income from services, net of other operating expenses	607,768	544,674	516,632	437,969
Administrative expenses	(938,454)	(912,529)	(861,310)	(720,297)
Income (loss) from equity investments	25,396	13,891	12,056	17,524
Net Other income	(4,062)	(15,989)	(51,456)	(82,885)
Income (loss) from minority interest	(13,725)	(12,476)	(11,644)	(9,601)
Income before tax	522,802	624,717	470,704	541,011
Income tax	(267,339)	(280,565)	(195,770)	(210,158)
Net income	255,463	344,152	274,934	330,853

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	06-30-13	03-31-13	12-31-12	06-30-12
Cash and due from banks	8,092,724	7,576,492	8,614,889	6,363,464
Government Securities	4,426,562	4,350,836	4,101,846	5,800,575
Loans	31,590,757	29,948,613	28,493,431	23,812,541
Other Banking Receivables	1,880,738	1,241,745	700,925	1,161,129
Assets Subject to Financial Leasing	1,360,471	1,211,138	1,110,234	913,071
Investments in other companies	177,267	160,825	146,001	115,722
Other assets	1,780,109	1,650,922	1,617,253	1,426,097

Total Assets	49,308,628	46,140,571	44,784,579	39,592,599

Deposits	36,875,963	34,972,873	34,165,053	30,049,449
Other banking liabilities	4,516,463	3,276,442	3,285,123	3,484,725
Minority interest	143,097	129,677	117,981	99,970
Other liabilities	2,041,554	2,285,491	2,084,486	1,518,827

Total Liabilities	43,577,077	40,664,483	39,652,643	35,152,971

Total Stockholders’ Equity	5,731,551	5,476,088	5,131,936	4,439,628

Stockholders’ Equity + Liabilities	49,308,628	46,140,571	44,784,579	39,592,599

Net Income

	06-30-13	03-31-13	12-31-12	06-30-12
Net Financial Income	962,793	1,104,045	969,424	919,984
Provision for loan losses	(114,533)	(94,100)	(100,226)	(18,434)
Net Income from Services	607,768	544,674	516,632	437,969
Administrative expenses	(941,719)	(920,158)	(867,385)	(726,522)
Net Other Income	22,186	2,213	(37,446)	(63,472)
Income Before Tax	536,495	636,674	480,999	549,525
Income Tax	(267,613)	(280,825)	(195,821)	(209,631)
Net income	268,882	355,849	285,178	339,894
Minoritary Interest	(13,419)	(11,697)	(10,244)	(9,041)
Net income for Quarter	255,463	344,152	274,934	330,853